# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aligos Therapeutics, Inc., CIK 0001799448
CUSIP: 01626L204
Title of class of securities: Common Stock par value, $0.0001 per share
Address of issuer's principal executive offices: ONE CORPORATE DR., 2ND FLOOR, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001777015

## Reporting persons
- Parkman Healthcare Partners LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 325,537; sole dispositive power 0; shared dispositive power 325,537; aggregate amount beneficially owned 325,537 (5.2% of the class)
- Parkman Healthcare Partners Holdings LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 325,537; sole dispositive power 0; shared dispositive power 325,537; aggregate amount beneficially owned 325,537 (5.2% of the class)
- Parkman Healthcare Partners Holdings GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 325,537; sole dispositive power 0; shared dispositive power 325,537; aggregate amount beneficially owned 325,537 (5.2% of the class)
- Gregory Martinez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 325,537; sole dispositive power 0; shared dispositive power 325,537; aggregate amount beneficially owned 325,537 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Aligos Therapeutics, Inc.
Address of issuer's principal executive offices: One Corporate Drive, 2nd Floor South San Francisco, California 94080

## Item 2. Person Filing
Name of person filing:
Parkman Healthcare Partners LLC
Parkman Healthcare Partners Holdings LP
Parkman Healthcare Partners Holdings GP LLC
Gregory Martinez
Address of principal business office or, if none, residence:
Parkman Healthcare Partners LLC
700 CANAL STREET, 2ND FLOOR
STAMFORD, CT, 06902

Parkman Healthcare Partners Holdings LP
700 CANAL STREET, 2ND FLOOR
STAMFORD, CT, 06902

Parkman Healthcare Partners Holdings GP LLC
700 CANAL STREET, 2ND FLOOR
STAMFORD, CT, 06902

Gregory Martinez
700 CANAL STREET, 2ND FLOOR
STAMFORD, CT, 06902
Citizenship:
Parkman Healthcare Partners LLC - Delaware
Parkman Healthcare Partners Holdings LP - Delaware
Parkman Healthcare Partners Holdings GP LLC - Delaware
Gregory Martinez - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Parkman Healthcare Partners LLC - 325,537
Parkman Healthcare Partners Holdings LP - 325,537
Parkman Healthcare Partners Holdings GP LLC - 325,537
Gregory Martinez - 325,537
Percent of class:
Parkman Healthcare Partners LLC - 5.2%
Parkman Healthcare Partners Holdings LP - 5.2%
Parkman Healthcare Partners Holdings GP LLC - 5.2%
Gregory Martinez - 5.2%
Sole power to vote or to direct the vote:
Parkman Healthcare Partners LLC - 0
Parkman Healthcare Partners Holdings LP - 0
Parkman Healthcare Partners Holdings GP LLC - 0
Gregory Martinez - 0
Shared power to vote or to direct the vote:
Parkman Healthcare Partners LLC - 325,537
Parkman Healthcare Partners Holdings LP - 325,537
Parkman Healthcare Partners Holdings GP LLC - 325,537
Gregory Martinez - 325,537
Sole power to dispose or to direct the disposition:
Parkman Healthcare Partners LLC - 0
Parkman Healthcare Partners Holdings LP - 0
Parkman Healthcare Partners Holdings GP LLC - 0
Gregory Martinez - 0
Shared power to dispose or to direct the disposition:
Parkman Healthcare Partners LLC - 325,537
Parkman Healthcare Partners Holdings LP - 325,537
Parkman Healthcare Partners Holdings GP LLC - 325,537
Gregory Martinez - 325,537

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Parkman Healthcare Partners LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock par value, $0.0001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Parkman Healthcare Partners LLC is the relevant entity for which Parkman Healthcare Partners Holdings LP, Parkman Healthcare Partners Holdings GP LLC, and Gregory Martinez may be considered control persons.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Parkman Healthcare Partners LLC: /s/ Gregory Martinez, Gregory Martinez, Managing Member (11/13/2026)
- Parkman Healthcare Partners Holdings LP: /s/ Gregory Martinez, Gregory Martinez, Managing Member (11/13/2026)
- Parkman Healthcare Partners Holdings GP LLC: /s/ Gregory Martinez, Gregory Martinez, Managing Member (11/13/2026)
- Gregory Martinez: /s/ Gregory Martinez, Gregory Martinez (11/13/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.